04015378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

SEC FILE NUMBER
8- 33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. McKenna & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main St
(No. and Street)

Bennington (City) VT (State) 0520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

RECEIVED APR 06 2004 PROCESSING SECTION WASH. D.C. 181

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen K. Greenberg, CPA
(Name – *if individual, state last, first, middle name*)

930 Albany Shaker Rd. (Address) Latham, (City) N.Y. (State) 12110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. B. McKenna & Co., Inc., as of December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Rebecca L. Elliott
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (AMENDED)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

Report on Internal Controls
Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
D.B. McKenna & Co. Inc.
Bennington, Vermont

In planning and performing our audit of the financial statements and supplemental schedules of D.B. McKenna & Co. Inc. for the year ended December 31,2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

The company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we therefore did not perform reviews of practices and procedures for this function.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g)

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that control may become inadequate because of changes in conditions or that the effectiveness of their designs and operation may deteriorate.

In our review, of the internal controls of D.B. McKenna &Co. Inc. for the year ended we noted no matters involving internal control that we consider to be material weaknesses Based on our study we therefore, believe that the company's practices and procedures were adequate at December 31,2003 to meet the SEC"S objectives.

This report is intended solely for the information and use of the board of directors, management, and SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the securities exchange act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these parties.

Respectfully Submitted

Feiden & Greenberg CPAS Dated

FEIDEN & GREENBERG